UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

INVENTRUST PROPERTIES CORP.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $0.001 par value per share

(Title of Class of Securities)

46124J 102

(CUSIP Number of Class of Securities)

Daniel J. Busch

President and Chief Executive Officer

InvenTrust Properties Corp.

3025 Highland Parkway

Downers Grove, Illinois 60515

(855) 377-0510

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Cathy A. Birkeland Julian Kleindorfer Latham & Watkins LLP 330 North Wabash Avenue Suite 2800 Chicago, Illinois 60611 (312) 876-7700	Christy L. David Executive Vice President, Chief Operating Officer, General Counsel and Secretary InvenTrust Properties Corp 3025 Highland Parkway Downers Grove, Illinois 60515 (855) 377-0510

CALCULATION OF FILING FEE

Transaction Valuation:	Amount of Filing Fee*:
$100,000,000(a)	$9,270(b)
(a)	Calculated as the maximum aggregate purchase price to be paid for shares of common stock.
(b)

The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2022, equals $92.70 per million dollars of the aggregate value of the transaction.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

SCHEDULE TO

This Tender Offer Statement on Schedule TO relates to the offer by InvenTrust Properties Corp., a Maryland corporation (the “Company”), to purchase for cash up to $100 million in value of shares of the Company’s common stock, par value $0.001 per share (the “Shares”), subject to the Company’s ability to increase the number of Shares accepted for payment in the offer by up to 2% of the Company’s outstanding Shares (resulting in a proportionate increase in the dollar volume by up to approximately $35.6 million assuming a purchase price at the low end of the range or $40.0 million assuming a purchase price at the high end of the range) without amending or extending the offer in accordance with rules promulgated by the Securities and Exchange Commission, at a price specified by the tendering stockholders of not greater than $28.00 or less than $25.00 per Share, net to the seller in cash, less any applicable withholding taxes and without interest. The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 12, 2021 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”) and Important Instructions and Information, which, together with any amendments or supplements thereto, constitute the “Offer”, copies of which are attached to this Schedule TO as Exhibits (a)(1)(A), (a)(1)(B) and (a)(1)(C), respectively. This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Item 1. Summary Term Sheet

The information set forth under Summary Term Sheet of the Offer to Purchase is incorporated herein by reference.

Item 2. Subject Company Information

(a)

The name of the issuer is InvenTrust Properties Corp.., a Maryland corporation. The address and telephone number of the Company’s principal executive offices are: 3025 Highland Parkway, Suite 350, Downers Grove, Illinois; (855) 377-0510.

(b)

This Schedule TO relates to the Common Stock of the Company, par value $0.001 per share. The information set forth under Summary Term Sheet of the Offer to Purchase is incorporated herein by reference.

(c)

The principal market on which the Shares are traded is the New York Stock Exchange. The information set forth in Section 12—Price Range of Shares of Common Stock; Distributions of the Offer to Purchase is incorporated herein by reference.

Item 3. Identity and Background of Filing Person

InvenTrust Properties Corp. is the filing person and subject company. The Company’s address and telephone number are set forth in Item 2(a) above, which is incorporated herein by reference. The names of the directors and executive officers of the Company are as set forth in Section 14—Certain Information About the Company of the Offer to Purchase, and such information is incorporated herein by reference. The business address and the business telephone number of each director and executive officer of the Company is c/o InvenTrust Properties Corp., 3025 Highland Parkway, Suite 350, Downers Grove, Illinois; (855) 377-0510.

Item 4. Terms of the Transaction

(a)

The information regarding the material terms of the transaction set forth in Summary Term Sheet, Section 1—Price; Number of Shares; Expiration Date; Proration, Section 2—Procedures for Tendering Shares, Section 3—Amount of Tenders, Section 4—Withdrawal Rights, Section 5—Purchase and Payment for Tendered Shares, Section 6—Conditions of the Offer, Section 7—Extension of the Offer; Termination; Amendment, Section 8—Certain Effects of the Offer, Section 9—Treatment of Fractional Shares, Section 13—Source and Amount of Funds, Section 14—Certain Information About the Company and Section 16—Certain Federal Income Tax Consequences of the Offer to Purchase is incorporated herein by reference.

(b)	The Company has been advised that none of the Company’s directors, executive officers or affiliates intend to tender any Shares in the Offer.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

The information set forth in Section 14—Certain Information About the Company of the Offer to Purchase is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals

(a)	The information set forth in Summary Term Sheet and Section 8—Certain Effects of the Offer of the Offer to Purchase is incorporated herein by reference.

(b)	The information set forth in Section 10—Use of Securities Acquired of the Offer to Purchase is incorporated herein by reference.

(c)	The information set forth in Section 11—Plans and Proposals of the Offer to Purchase is incorporated herein by reference.

Item 7. Source and Amount of Fund or Other Consideration

(a), (b) and (d) The information set forth in Section 13—Source and Amount of Funds of the Offer to Purchase is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company

The information set forth in Section 14—Certain Information About the Company of the Offer to Purchase is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used

The information set forth under Summary Term Sheet and in Section 17—Recommendation and Section 18—Miscellaneous of the Offer to Purchase is incorporated herein by reference.

Item 10. Financial Statements.

Not applicable. Pursuant to Instruction 2 to Item 10 of Schedule TO, the Company’s financial statements are not considered material because (i) the consideration offered by the Company to purchase the Company’s Shares consists solely of cash, (ii) the Offer is not subject to any financing condition, and (iii) the Company is a public reporting company under Section 13(a) of the Exchange Act that files reports electronically on EDGAR.

Item 11. Additional Information.

(a)(1)	The information set forth in Section 14—Certain Information About the Company of the Offer to Purchase is incorporated herein by reference. The Company will amend this Schedule TO to reflect material changes to information incorporated by reference in the Offer to Purchase to the extent required by Rule 13e-4(d)(2) promulgated under the Exchange Act.

(a)(2)	The information set forth in Section 15—Certain Legal Matters; Regulatory Approvals of the Offer to Purchase is incorporated herein by reference.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	None.

(c)	The Company will amend this Schedule TO to include documents that the Company may file with the Securities and Exchange Commission after the date of the Offer to Purchase pursuant to Section 13(a), 13(c) or 14 of the Exchange Act and prior to the expiration of the Offer to the extent required by Rule 13e-4(d)(2) promulgated under the Exchange Act.

Item 12. Exhibits.

The Exhibit Index appearing after the signature page hereto is incorporated herein by reference.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 12, 2021	InvenTrust Properties Corp.

	By:	/s/ Christy L. David
Christy L. David Executive Vice President, Chief Operating Officer, General Counsel and Secretary

EXHIBIT INDEX

(a)(1)(A)*	Offer to Purchase, dated October 12, 2021

(a)(1)(B)*	Letter of Transmittal

(a)(1)(C)*	Important Instructions and Information, dated October 12, 2021

(a)(1)(D)*	Odd Lot Certification Form

(a)(1)(E)*	Form of Withdrawal Letter

(a)(1)(F)*	Form of Payment Letter

(a)(1)(G)*	Form of Over-Price Selection Letter

(a)(1)(H)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated October 12, 2021

(a)(5)(A)*	Summary Advertisement in Wall Street Journal, dated October 12, 2021

(a)(5)(B)*	Press Release issued October 12, 2021

(d)(1)	InvenTrust Properties Corp. 2015 Incentive Award Plan (incorporated by reference to Exhibit 99.1 to the Company’s Form S-8 Registration Statement, as filed by the Company with the SEC on June 19, 2015)

(d)(2)	First Amendment to InvenTrust Properties Corp. 2015 Incentive Award Plan, dated May 6, 2016 (incorporated by reference to Exhibit 10.3 to the Company’s Form 10-Q, as filed by the Company with the SEC on August 15, 2016)

(d)(3)	Form of Time-Based Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.2 to the Company’s Form 10-Q, as filed by the Company with the SEC on August 10, 2017)

(d)(4)	Form of Director Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.4 to the Company’s Form 10-Q, as filed by the Company with the SEC on August 10, 2017)

(d)(5)	InvenTrust Properties Corp. Director Compensation Program (incorporated by reference to Exhibit 10.1 to the Company’s Form 10-Q, as filed by the Company with the SEC on August 10, 2017)

(d)(6)	Form of Performance-Based Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K, as filed by the Registrant with the SEC on May 14, 2019)

(d)(7)	Form of Director Restricted Stock Unit Agreement for Annual Awards (incorporated by reference to Exhibit 10.1 to the Registrant’s Form 10-Q, as filed by the Registrant with the SEC on August 7, 2020)

*	Filed herewith.